1 / 3 FERROVIAL SE ANNOUNCES A CANCELLATION OF TREASURY SHARES Amsterdam, 6 October 2025 - Reference is made to the announcements by Ferrovial SE (“Ferrovial”, Ticker: "FER") dated: (i) 24 April 2025, concerning the resolutions adopted by the 2025 Shareholders Meeting of Ferrovial held on 24 April 2025 (the "AGM"); (ii) 23 August 2024 and 13 December 2024 concerning the start and the extension of a share buyback program (the “2024 Approved Program”); and (iii) 14 March 2025 concerning a new share buyback program (the “2025 Approved Program”). Under the terms approved by the AGM under agenda item 11, Ferrovial has resolved to cancel a maximum of 10,500,000 treasury shares with a nominal value of EUR 0.01 each (“FSE Shares”), comprising: (i) 6,300,460 of FSE Shares repurchased in 2025 under the 2024 Approved Program; and (ii) up to 4,199,540 FSE Shares repurchased under the 2025 Approved Program, whereby the exact number of FSE Shares to be cancelled will be determined by Ferrovial. Ferrovial intends to carry out the steps to effect the cancellation of the FSE Shares once all the necessary formalities, including completing the statutory 2- month creditor opposition period, have been conducted in accordance with the regulations governing the reduction of its issued share capital. Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the cancellation of FSE Shares. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our diverse geographical operations; risks related to our acquisitions, divestments

2 / 3 and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates and rates of interest, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; our approach to dividend or other distribution determinations and the ability to pay dividends at current levels; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands; the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction.

3 / 3 About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on the Dutch and Spanish Stock Exchanges and on Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the company adopted in 2002.